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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: October 31, 2013 Estimated average burden hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-11681

FOOTSTAR, INC.
(Exact name of registrant as specified in its charter)

630 Fith Avenue, Suite 2260 New York, New York 10020 (201) 934-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: zero*
*All shares of the Registrant’s common stock were deemed cancelled and no longer outstanding as of May 5, 2012, the date the Registrant was finally dissolved in accordance with the General Corporation Law of the State of Delaware. As of May 5, 2012, the Registrant ceased to exist as a Delaware corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Footstar, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: May 9, 2012	Footstar, Inc.

	By:	/s/ Jonathan M. Couchman
Name: Jonathan M. Couchman
Title: President, Chief Executive Officer and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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